Becoming part of our

Rialto Markets community



Bringing Private Markets to the Public

MAKING INVESTMENT ACCESSIBLE TO EVERYONE



A FINRA regulated Broker Dealer

Rialto markets

ABOUT US


Rialto
markets

- Rialto Markets is the trusted 'go to' fully regulated broker dealer empowering companies to raise money through our unrivalled expertise in crowdfunding and institutional investment.

- We operate a fully compliant and unique secondary market trading platform for buying and selling shares in private companies.

- Our technology empowers direct private capital raises and investments, delivering clarity and simplicity to a complex marketplace.

The problem is there are 27 million private companies

in the US but fewer than 1% are publicly traded at present

Until now, there's been no established infrastructure or regulated secondary trading platform for high-growth private companies to match that of the public markets, such as the NYSE or the Nasdaq.

This creates a massive opportunity, by empowering investors to reach the other 99% of private companies, not only in the secondary market but in the primary too.



Rialto
markets





On the days Microsoft, Google and Amazon
launched their stock market IPOs their shareholders

had a **341%, 500%** and **3900%**

uplift in share value...

...more recent IPOs have not delivered anywhere near in value uplift for it's
shareholders

Trust in the crowd



Private Markets lack the infrastructure of Public Markets

Dry Powder grew to a record **$2.3 trillion***

68%** of investors cite illiquidity as a pain point

Complexity adds **10-15%***** in cost

Access



- Investors have difficulty identifying and evaluating deal flow.

- Issuers have difficulty breaking into and expanding investor networks.

Monetization



- Holding and maintaining assets is manual.

- There is an on-ramp into the investment, but no off-ramp to sell and monetize.

Complexity



- Regulatory complexity raises friction.

- Paper-based bi-lateral arrangements make standardization difficult.

*McKinsey Global Private Market Review 2020   **Office of the Advocate for Small Business Capital Formation   ***JPM, 'Infrastructure Investing, Key Benefits and Risks', 2015

Rialto Markets addresses those friction points with three lines of business

Rialto markets

Turnkey infrastructure to conduct a **self-hosted** capital raise

Primary Market



- Investors can access high growth, early-stage private investment opportunities.
- Issuers can reach a diverse investor base, from retail to institutional investors.

FINRA approval to transact across **private market** digital securities

Secondary Market



- Rialto Markets' Alternative Trading System (ATS) provides an off-ramp to investors looking to monetize.
- Issuers can better manage their road to an IPO, offering liquidity events to employees and early investors.

A simple, compliant marketplace solution through **'Powered by Rialto Markets'**

White Label



- 'Powered by Rialto Markets' is a cost-effective solution for Crowdfunding portals and fractionalized asset marketplaces.
- Industry standard APIs via the FIX protocol and blockchain integration provide for quick implementation and onboarding.

What is an ATS?



Alternative Trading System (ATS) is a regulatory term for a non-exchange trading venue that matches buyers and sellers for transactions. ATS's are regulated as broker-dealers, rather than as exchanges.



Almost 70% of investors in private companies say the inability to "cash out" is a major problem for them

This restricts many prospective investors from investing.

SOURCE: OFFICE OF THE ADVOCATE FOR SMALL BUSINESS CAPITAL FORMATION

POINT OF DIFFERENCE

What makes our platform technology unique...


SECONDARY TRADING ATS
RIALTO
MARKETS
Rialto

- Reduces friction
- Expands access to more potential investors
- Lowers the cost of raising capital
- Provides investors with access to new opportunities, and
- Allows for secondary trading, enabling the private markets to scale.

Primary Market: Infrastructure to support Primary Market Raises

How Rialto Markets Makes Money: Success Fees
Who Pays: The Issuer
Recurring? No

Atlis total raised via Rialto Markets since the beginning of September

$0





Atlis Motor Vehicles
Rialto Reg CF Investment Process
Contact Information
Email Address
Mobile Number
How Much Would You Like to Invest?
Next Step
Rialto
markets

As of 11/02/2021 at 5:30am

Rialto markets

Secondary Market: Alternative Trading System for US Securities Trading

How Rialto Markets Makes Money: Listing Fees and Commissions
Who Pays: The Issuer (Listing Fees) and the Subscriber (Commissions)
Recurring? Yes







Welcome back!
Take a look at our most recent issuers:
CityZenith
Security Type
Regulation A+ Equity
Sector
AI Technology
Market Capitalization at Launch
$24 million
TRADE NOW
Offer open to all investors
Manta Bio Fuel
Security Type
Equity
Sector
Green Tech
Market Capitalization at Launch
$50 million
TRADE NOW
Offer open to all investors
NYC Opportunity Fund
Security Type
Debt
Sector
Green Tech
Market Capitalization at Launch
$24 million
TRADE NOW
Offer open to all investors

Buy
Sell
BIDS
1,500 shares @ 1.25
2,000 shares @ 1.15
750 shares @ 1.05
ORDER TYPE
Limit
QUANTITY
0.00
BID PRICE
0.00
TOTAL
0.00
TIME IN FORCE
GTC
REVIEW ORDER
OFFERS
2,500 shares @ 1.75
1,000 shares @ 1.55

Rialto markets

White Label: ‘Powered by Rialto Markets’

How Rialto Markets Makes Money: Licensing Fee and Commissions
Who Pays: The Marketplace (Licensing Fee) and the Subscriber (Commissions)
Recurring? Yes

Marketplace website

Rialto markets

Sell Orders

Artwork	Total	Quantity	Ask	Implied Painting Value	
George Condo The Age of Reas...	$497.50	25	$19.90	$3,003,000	BUY
Joan Mitchell Rhubarb (Master...	$525	25	$21	$5,359,000	BUY
Jean-Michel Bas... Untitled (Bracco...	$3,112.50	125	$24.90	$13,103,000	BUY
Jean-Michel Bas... Untitled (Bracco...	$3,980	200	$19.90	$9,981,000	BUY
Yayoi Kusama Infinity Nets T.I.T...	$120	5	$24	$1,535,000	BUY
Jean-Michel Bas... Untitled (Bracco...	$102.50	5	$20.50	$10,344,000	BUY
Jean-Michel Bas... Untitled (Bracco...	$162.61	7	$23.23	$12,056,000	BUY
Jean-Michel Bas... The Mosque (Ma...	$2,200	100	$22	$6,497,000	BUY
Cecily Brown Girl Trouble (Mas...	$408.75	15	$27.25	$3,163,000	BUY
Jean-Michel Bas...	$115	5	$23	$11,912,000	BUY

Buy Orders

FILTERS

Artwork	Total	Quantity	Bid	Implied Painting Value	
George Condo Gargantua (Maste...	$220	10	$22	$1,873,000	SELL
Cecily Brown Lured (Masterwork...	$210	10	$21	$650,000	SELL
Lucio Fontana Concetto Spazia...	$190	10	$19	$1,667,000	SELL
Günther Förg Untitled (Masterw...	$210	10	$21	$712,000	SELL
Mark Bradford Value 47 (Masterw...	$180	10	$18	$1,555,000	SELL
Claude Monet Coup de vent (Ma...	$507.50	25	$20.30	$7,063,000	SELL
Jean-Michel Bas... Loin (Masterworks ...	$962.50	50	$19.25	$8,330,000	SELL
Claude Monet Coup de vent (Ma...	$4,040	200	$20.20	$7,020,000	SELL
Jean-Michel Bas... The Mosque (Mas...	$396	22	$18	$5,197,000	SELL
Cecily Brown Girl Trouble (Mast...	$242.50	10	$24.25	$2,755,000	SELL

Rialto markets

BUY SELL

ORDER TYPE
Limit

QUANTITY
0.00 HET

BID PRICE
0.00 USD

TOTAL
0.00 USD

TIME IN FORCE
Good Till Cancelled (Default)

Buy HET Company

Success!
Your order is complete.

Immediate Future Opportunity in Fractionalized Assets

Rialto Markets' ATS supports investing and trading in alternative and fractionalized assets

Current Use Cases:

- Serial Issuer of Artwork
- Serial Issuer of Athletic Influencer Companies


All Money, Real Assets
(Digitizable Assets)
Stock
Markets
Gold
Market Cap
Bitcoin
~$1T
$12T
$90T
$100's of Trillions
Assets Currently Unavailable for Investment
Current Investable Assets

Our Competitive Edge

For both issuers and investors

- Empowers issuers to raise capital and own their data

- Gives investors wider access to the private markets

- Connects issuers with a diverse investor base

- Provides a platform for investors to monetize their investment

- Allows private companies to retain key personnel

- FINRA-recognized broker dealer in all 50 states

- FINRA-recognized and SEC-qualified alternative trading system (ATS)







Rialto markets

Rialto Markets' multiple revenue streams

- Success fees of 1%-3% for broker dealer solutions on millions of dollars of investment

- Success fees of 6-8% from connecting issuers with investment banks and platforms



- Commissions on transactions, ranging from 2% to 25 basis points (or 0.25%) of notional value

- Recurring revenues from placement and maintenance fees from issuers

Rialto markets

Built on Wall Street

regulation and traditions

As this market opens up to more competition, no one has more experience in managing and communicating the regulatory framework than Rialto Markets.



Major Market Growth

The private markets continue to grow rapidly, accounting for $7 trillion in private assets this year, proving that investors support exciting private companies.

The same Forbes report in 2021 forecasts global Private Equity to reach to grow to $30 trillion by 2030.



TRILLIONS OF DOLLARS
40
30
20
10
0
$30 trillion
$7 trillion
2021
2030

Rialto Markets Traction & Success to Date

- Actively raising $200M+ with a $600M pipeline on our broker dealer primary platform through Rialto Markets' infrastructure

- Received rare FINRA-recognition and SEC-qualification to transact across private market securities in both digital and traditional forms on their alternative trading system (ATS)

- Established partnerships with many investment banks, law firms, transfer agents and escrow banks

- Successfully launched primary offerings for nine private companies, with 20+ in the pipeline

- Built-out infrastructure for both primary raises and secondary offerings



Rialto
markets

Key to our success is our experienced team

Rialto markets

Our team and advisors have been at the heart of the migration from voice to electronic for most asset classes and we are poised to execute the next evolution in capital markets.



Shari Noonan
CEO & Co-Founder
Series 7, 14, 24, 57, 63



Joel Steinmetz
COO & Co-Founder
Series 7, 24, 57, 63



Rob Noonan
CMO & Co-Founder



Jim Caboy
CCO
Series 7, 24, 57, 63



Ryan Simmons
Head of Operations
Series 7, 27, 57, 99



Greg Sullivan
Head of Advisory
Series 7, 63



Lee E. Saba
Head of Market Structure

Successfully Managed



























Goldman Sachs
Deutsche Bank
Morgan Stanley
Fidelity Investments
Thomson Reuters
Refinitiv
Wellington Management
Liquidnet
Instinet A Nomura Company
Barclays
NYSE
Citadel
citi

Rialto
markets



" Rialto Markets is focusing on what I consider to be one of the most exciting parts of the financial industry today, and that is taking equity and debt offerings of private companies and allowing those to be traded on an electronic platform. They will also be helping to unlock private market liquidity for newly created intangible digital assets. "

– DR DAVID KRAUSE, DIRECTOR OF MARQUETTE UNIVERSITY'S AIM PROGRAM AND ASSOCIATE PROFESSOR

Rialto
markets



" **The key to private equity growth is the booming secondary market** "

– ANTOINE DREAN FORBES CONTRIBUTOR FOR HEDGE FUNDS AND PRIVATE EQUITY STATS ON GROWTH OF PRIVATE MARKETS

Don't take our word for it – this is what the market is saying

Rialto markets

"While public markets have declined as fewer and fewer firms seek a public listing on an exchange due to excessive cost, private markets have boomed. This includes not only securities issued under RegD, available to mainly accredited investors, but also securities available to retail investors issued under RegCF and RegA+."

SOURCE: CROWDFUND INSIDER



This is what exciting private companies have said about Rialto Markets

Rialto markets

"It always bothered me that my military brothers and sisters couldn't invest alongside me because they didn't have the net worth or income required by the SEC – but, with the help of Rialto Markets these issues have become a thing of the past."

– MISSION FIRST CAPITAL FOUNDER, PHIL CAPRON

"Partnering with Rialto Markets to raise this funding so rapidly has enabled ATLIS to now quickly scale battery development and move towards vehicle production. The fast pace and major oversubscription of our most recent raise speaks volumes about the success of our capital raise with Rialto Markets."

– ATLIS PRESIDENT, ANNIE PRATT

"We are delighted to be one of the first US companies to offer an ATS to its shareholders. With the help of Rialto Markets, investors in Cityzenith will now no longer necessarily have to wait 3-5 years to access returns."

– CITYZENITH CEO AND FOUNDER MICHAEL JANSEN

We are working towards the launch of a $5 million Reg CF Raise

Rialto markets

Rialto Markets' regulatory approval gives the company a substantial head start to establish a market presence within the digital securities private market ecosystem.

We will shortly be announcing the details of our $5 million Reg CF offering

Capital Raise Details:

- $5 million raise
- Use of proceeds is to scale operations
  - 56% employees, with hires in operations, business development and technology
  - 19% on technology
  - 15% on marketing
  - 10% on all other administrative, including legal

We will keep you informed after this event on how you can become part of Rialto Markets' investment community as soon as we have approval

Important Notice

(i) no money or other consideration is being solicited, and if sent, will not be accepted;

(ii) no sales will be made or commitments to purchase accepted until the Form C is filed with the SEC and only through an intermediary's platform; and

(iii) a prospective purchaser's indication of interest is non-binding.

Q&A





Rialto
markets

Thank you for your time today, and we look forward to any further questions or interest you may have.

Email: info@rialtomarkets.com
Website: rialtomarkets.com